Performance for the Quarter ended September 30, 2018 Jatin Dalal Chief Financial Officer Wipro Limited Exhibit 99.2

Note Wipro divested its hosted data center services business in Q1 FY19. All sequential and YoY revenue growth percentages are adjusted for it. #IT Services Margin for the quarter ended September 30, 2018 includes a loss of ₹5,141 million from the settlement with one of our key customers. Adjusted IT Services Margin excludes the impact of this loss.

IT Services Revenue for the quarter $ 2041.2 (up 2.8% QoQ in CC terms; at top end of guidance) Million 143.8 (up 6.2% QoQ) Billion

IT Services Margin for the quarter 18.1% reported Margin ↓ 260 basis points from Q1 FY19 reported margins 14.6% adjusted Margin# ↑ 90 basis points from Q1 FY19 reported margins

Net income for the quarter Highlights: EPS for the quarter was ₹4.19 per share. The Effective Tax Rate for Q2’19 was 22.1%. ₹ 18.9 Billion

Operating Cash flow for the quarter Gross Cash: ₹32,863 crores Net Cash: ₹21,358 crores ₹ 18.6 Billion 98% of Net Income

Quarter highlights Business Units Banking, Financial Services & Insurance Consumer Business Unit ↑ 4.4% QoQ in CC terms ↑ 4.8% QoQ in CC terms Geographies US ↑ 3.7% QoQ in CC terms Services Digital Operations & Platforms ↑ 6.2% QoQ in CC terms APAC and Other Emerging Markets ↑ 7.9% QoQ in CC terms Energy, Natural Resources and Utilities ↑ 4.0% QoQ in CC terms Data, Analytics and AI ↑ 11.1% QoQ in CC terms Communications ↑ 4.2% QoQ in CC terms

Other highlights Digital grew 13.4% QoQ and is now at 31.4% of our revenue Top 10 accounts grew 3.6% QoQ in constant currency terms Added 1 account to $100MN+ revenue bucket Added 7 accounts to $10MN+ revenue bucket Localization in US now crossed 60% Efforts savings on FPP projects at 3.0% vs 1.1% in Q1’19 Utilization* at all time high of 85.5% FPP mix remains at all time high of 58.9% Generated free cash flow of ₹12,852 million *net utilization excluding trainees

Outlook for quarter ending December 31, 2018 Outlook is based on the following exchange rates: GBP/USD at 1.31, Euro/USD at 1.17, AUD/USD at 0.73, USD/INR at 72.02 and USD/CAD at 1.31. ^ As part of our India business reorganization, we are carving out our India Public Sector Undertaking (PSU) and India Government business, given their distinct operating rhythm and need for differentiated execution rigor. We will carve this business out of our IT Services segment in our financials effective quarter ending December 31, 2018. The enterprise business in India will continue to be part of the IT Services segment. Our outlook for the quarter ending December 31, 2018 reflects this change. We expect Revenue from our IT Services business to be in the range of $2,028 million to $2,068 million*. Comparable revenue excluding India PSU and India Government business for the quarter ended September 30, 2018 was $2,007 million. This translates to a sequential growth outlook of 1.0% to 3.0%. Q3FY19 ^ 1.0% to 3.0%

Thank You

Reconciliation of Selected GAAP measures to Non-GAAP measures  Wipro Limited and Subsidiaries (Amounts in ₹ crore) Computation of Gross cash position   Cash and cash equivalents 7,982 Investments - Current 24,881 Total 32,863 IT Services Revenue to IT Services Revenue as per IFRS ($MN) IT Services Revenue as per IFRS $2041.2 IT Services Revenue as per IFRS $2,041.2 Effect of Foreign currency exchange movement $18.7 Effect of Foreign currency exchange movement $50.7 Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates $ 2,059.9   Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year $2,091.9 Reconciliation of Non-GAAP constant currency revenue for three months ended September 30, 2018 Reconciliation of Gross Cash as of September 30, 2018